Exhibit 99.5

MANUFACTURING AGREEMENT

BETWEEN:

SIRTON PHARMACEUTICALS S.p.A., an Italian company with legal headquarters in Villa Guardia (CO),  ITALY, Piazza XX Settembre 2, I - 22079 (hereafter indicated as “SIRTON”), represented by Mr. Sauro Carsana, as VP. Finance;

AND:

GENTIUM S.p.A., an Italian company with legal headquarters in Villa Guardia (CO), ITALY, Piazza XX Settembre 2, I - 22079 (hereafter indicated as “GENTIUM” and, jointly with SIRTON, indicated as the “Parties”), represented by Mr. Salvatore Calabrese, as VP. Finance and legal representative of GENTIUM, as empowered by the Board of Directors on April 27, 2007.

WHEREAS:

1.	GENTIUM is a pharmaceutical company, holder and owner of specialty drugs (hereafter called the “Products”) better specified in Attachment 1 of the present Contract.

2.	After having evaluated SIRTON’s ability to manufacture the finished the Products, GENTIUM has asked SIRTON to perform this work.

3.	SIRTON has the plants and machinery as well as the expertise and technical know-how needed to manufacture the Products in line with the current rules of good manufacturing practice (“GMP”).

4.
SIRTON will manufacture (the term being used to indicate those activities described in Paragraph 1.6 below) the Raw Materials in order to provide GENTIUM with Products, according to the terms and conditions specified below. Since July 2007, SIRTON provided such services which are regulated by term of this agreement.

THE ABOVE BEING STATED, THE PARTIES AGREE as follows:

1 - DEFINITIONS

Whenever mentioned in the present Contract, the terms below shall have the following meanings:

1.1	“Technical Agreement”: the document illustrated in Attachment 3.

1.2	“Components”: the Active Principle, the excipients, and any other product or material used in manufacturing the Products, including packaging materials.

1.3
“Contract”: the series of Articles, from 1 to 19 and Attachments 1, 2, 3, 4. In case of conflict between what is contained in Articles 1 through 19 and what is indicated in Attachments 1, 2, 3, 4, the former shall prevail.

1.4
“DMF” or “Drug Master File”: the proprietary document of the manufacturer of the Active Principle containing confidential information on the production process, packaging, control, stability and preservation of the Active Principle. In particular, the DMF is divided into two parts: i) the Applicant part containing information that the owner deems non-confidential, and ii) the Restricted Part containing information deemed confidential. The DMF cannot be passed on to third parties without written consent of the party holding title to the Active Principle.

1.5
“Dossiers”: the entire content of the dossiers, in common technical document (CTD) format, both for the Active Principle (part 3.2.S) and for the finished product (part 3.2.P), including expert reports on the Products, definition of the formulas, methods, processes and industrial production techniques, the controls, specifications and stability data for the Raw Materials and finished products, the technical data and clinical documentation as well as all documents required to place the product on the market.

1.6	“Manufacturing”: the processes and procedures ― further defined in the Technical Agreement ― governing supply of the Products by SIRTON:

i.	Supply (with the exception of the Active Principle) and quality control on the Components;

ii.	Production of the semi-finished Products;

iii.	Packaging of semi-finished products, final packaging and labeling of the Products;

iv.	Quality control on the finished Products;

v.	Storage of the Products;

vi.	Pharmaceutical release of the Products;

vii.	Filing of the batch records, reports, Dossiers, storage of the samples used to study stability and the results of said stability tests.

1.7	“Batch”: the batch of finished Products.

1.8	“MA” (Marketing Authorization): authorization to place the product on the market, issued by the competent authority for the sale of the Products within a specific territory.

1.9	“Raw Materials”: the Active Principle, excipients, and any other product or material used in processing the Products, with the sole exception of the packaging materials.

1.10	“Active Principle”: the pharmaceutical substance, defibrotide, supplied by GENTIUM.

1.11	“Products”: the pharmaceutical products containing the Active Principle, as indicated in Attachment 1.

Whenever any of the above terms are used in the present Contract, unless established otherwise or used in a different context, they shall apply both in the plural and in the singular, and in either gender.

2 - OBJECT OF THE CONTRACT

2.1
GENTIUM entrusts SIRTON to Manufacture the Products, starting from the Active Principle, defibrotide, supplied by GENTIUM itself; GENTIUM pledges to purchase its entire Product requirement from SIRTON.

2.2
SIRTON pledges to Manufacture the products as: (i) described in the authorized Dossiers held by the Competent Regulatory Authority, (ii) described in the present Contract, (iii) outlined in the indications for GMP, (iv) described in the Technical Agreement and according to all data and information that SIRTON receives from GENTIUM under the auspices of the present Contract.

2.3
SIRTON cannot in any way yield, subcontract, assign, transfer or in any other way delegate (hereafter indicated as “transfer”), in whole or in part, its functions and obligations envisaged under the present Contract without prior written consent form GENTIUM.

2.4
SIRTON consents to make written agreement with GENTIUM on any (i) modifications to the Dossiers filed with the competent authorities, (ii) changes in the machinery, processes and manufacturing plants used in fulfilling the Contract, or (iii) modifications in the authorizations granted to SIRTON, if said modifications could affect the quality of the Products.

In particular, if SIRTON intends to make any of the above-mentioned modifications, SIRTON shall notify GENTIUM in writing at least 12 (twelve) months prior to the date on which it intends to put such modifications into effect, unless said modification becomes necessary as a result of emergency events which were unexpected or which could not be planned well in advance; in this case SIRTON shall inform GENTIUM as soon as possible. When it receives said communication from SIRTON, GENTIUM i) can agree to the modification and in this case SIRTON shall promptly provide GENTIUM with the documentation regarding the variation that must be forwarded to the Italian Drug Association or ii) shall have the right to terminate the present Contract as per article 1456 of the Italian Civil Code.

2.5	SIRTON and GENTIUM agree to provide each other the information and documentation indicated in Paragraph 2.4 above, and totally free of charge.

2.6
SIRTON shall abstain from any activity that could adversely affect the quality of the Products and pledges to promptly inform GENTIUM in writing of any event that occurs during the course of the present Contract that could compromise application of the GMP.

2.7	SIRTON guarantees its maximum commitment to ensure that the present Contract is correctly carried out.

3 - STATUS OF SIRTON INDEPENDENCE

SIRTON shall carry out the Contract as independent contractor, and shall not be in any way considered related to GENTIUM, nor shall SIRTON employees be considered employed or engaged by, or agents of GENTIUM. The independence of SIRTON and its employees shall not be in any way affected by GENTIUM’s exercising its right to instruct SIRTON regarding what is called for in the Contract or by GENTIUM’s performing inspections, whether periodically or otherwise, to ensure that the activities covered in the present Contract are performed correctly.

4 - FORECASTS AND ORDERS

Forecasts:

4.1
GENTIUM shall provide SIRTON with a written forecast of its Product requirements for the following 12 (twelve) months (the “Forecast”), and SIRTON shall plan all its activities in relation to Manufacturing of the products against said forecast. Said Forecasts shall contain the requirements in terms of number of pieces per month. SIRTON shall provide GENTIUM with a written reply within 10 (ten) days of receipt of said Forecast, informing GENTIUM of the overall feasibility of the same. If, within 10 (ten) days, GENTIUM does not receive any response from SIRTON regarding the Forecast, feasibility of the latter shall be deemed confirmed by SIRTON.

4.2
The quantity of Products required for the first 3 (three) months of the Forecast shall constitute a confirmed order. The remaining 9 (nine) months of the Forecast shall not be deemed binding on either SIRTON or GENTIUM.

4.3	GENTIUM shall notify SIRTON, as soon as possible, of anything that could alter the Forecasts it had provided.

4.4	While everything governing SIRTON’s responsibility still holds, the latter shall immediately notify GENTIUM of anything it becomes aware of that could hinder feasibility of the Forecasts.

4.5
SIRTON is responsible for storing the Components (with the exception of the Active Principle). It ensues that GENTIUM shall pay exclusively for the Components purchased according to the confirmed orders and the forecasts for the first 3 months.

Orders:

4.6	GENTIUM shall send SIRTON a purchase order for Products at least three (3) months prior to the date of delivery for said order.

4.7
SIRTON shall send GENTIUM a written order confirmation confirming the quantities and delivery date indicated in the purchase order within 10 (ten) days of receipt thereof. Once confirmed, the order shall be deemed binding for SIRTON. If GENTIUM does not receive any response from SIRTON within 10 (ten) days, the order shall be deemed confirmed.

4.8
SIRTON shall meet the delivery date indicated on the corresponding purchase order. Upon thirty (30) days prior notice, SIRTON shall guarantee the availability of an addition-extra batch above and beyond the amount for the order confirmed.

4.9
For the entire duration of the present Contract, SIRTON shall have on hand an adequate stock of Components able to fill the orders confirmed as indicated in Paragraph 4.8 and adequate for an additional production batch as reported in Paragraph 4.8.

4.10
If the variation in the packaging materials is required due to changes in the reference standards or decided at the discretion of GENTIUM, the latter shall bear any additional costs. Nevertheless, GENTIUM shall not bear the costs for the packaging materials if they do not comply with the specifications defined and forwarded by GENTIUM as indicated in Paragraph 6.4.

4.11
In the case in which (i) SIRTON does not deliver the Products at the deadline indicated in the purchase order, and (ii) if SIRTON itself is responsible for said delay, SIRTON shall pay GENTIUM, as penalty, the following sums:

(a)	If the delay falls between 1 (one) and 2 (two) weeks, a sum equal to 5.00% of the amount due it from GENTIUM as outlined in Attachment 2;

(b)	If the delay exceeds 2 (due) weeks, a sum equal to 10.00% of the amount due it from GENTIUM as outlined in Attachment 2.

In both the above cases, it remains understood that the amount to be paid by SIRTON as penalty shall be automatically compensated and detracted from the amount due to be paid by GENTIUM in compliance with Article 5 below.

Minimum Amounts

4.12
SIRTON shall guarantee that the number of Products per Active Principle meets the minimum quantities that can be obtained, for concentrates and standard batches, as better defined in the Technical Agreement. If the minimum quantities are not met, SIRTON shall reimburse GENTIUM the costs for production of the extra Active Principle used, as determined according to what is indicated in Attachment 2.

5 - PRICES AND TERMS OF PAYMENT

5.1
GENTIUM pledges to pay SIRTON the amounts agreed for the Products and contained in Attachment 2. Such payment shall include (i) the primary packaging, the secondary packaging and the processing, (ii) all incidental costs borne by SIRTON, (iii) temporary storage of the finished product in SIRTON warehouses for not more than three weeks.

5.2
The payment indicated in Attachment 2 does not include the Active Principle provided by GENTIUM. The quantities of Active Principle must be provided to SIRTON at least 15 (fifteen) days prior to commencement of the pertinent production.

5.3	The payment for the Products is understood as Ex-works, according to its Incoterms meaning.

5.4
The payments indicated in Attachment 2 can be modified at the end of each contractual year, upon prior written agreement between the Parties made at least 2 (two) months before the end of the current contractual year and by not more than the amount indicated in the ISTAT indices. If the cost of the materials used in production increases by more than the amount indicated in the ISTAT indices, and this is attributed to special economic factors outside the market relationship SIRTON has with its suppliers, and duly demonstrated by purchase invoices, SIRTON shall, upon written approval from GENTIUM, pass on the increased cost, adding it to the payment due as determined in Attachment 2. SIRTON must promptly notify GENTIUM of said increase as soon as it becomes aware of it. GENTIUM shall have the right to seek a qualified alternative and SIRTON shall be obliged to purchase the packaging materials from that source if the price is lower than that requested by SIRTON’s supplier.

5.5
SIRTON is responsible for the quality of the Product according to the conditions specified in the Technical Agreement: to this purpose, SIRTON shall keep an adequate number of samples of each production batch (see the attached Technical Agreement) to perform 3 (three) complete sets of analyses. SIRTON shall also draw from each production batch an adequate number of samples (see the Technical Agreement) to perform on-going stability analyses (1 Batch/year). It remains understood that Euro 1.400 (one thousand four hundred) shall be paid for each certificate of analysis including the costs of samples and countersamples, and GENTIUM shall pay SIRTON this amount as indicated below.

5.6
All payments GENTIUM makes to SIRTON shall be made by wire transfer to the C/C number indicated on the invoice issued by SIRTON. All amounts shall be available within sixty (60) days of the date of the invoice.

5.7	GENTIUM shall make all payments in Euro (€).

5.8
It has been agreed between parties that if GENTIUM will find an alternative manufacturer who is willing to provide the same serviced regulated by this agreement at the same condition but a lower price compare to what has been determined in section 5.1, SIRTON commit itself to provide the service at the lower price and such commitment will apply retroactively since inception of the agreement. SIRTON will use a credit note to partially offset invoice issued.

6 - PRODUCTION, PACKAGING, QUALITY CONTROL AND PRODUCT RELEASE

Active Principle

6.1
GENTIUM shall ensure quality control on the Active Principle and shall send SIRTON only the Active Principle that complies with the specifications filed with the competent authorities. In the case of defective Active Principle, the times required for replacement and analysis shall be added to extend the date for delivery of the Product. Quality control of the Active Principle shall nevertheless be performed in compliance with what is indicated in the Technical Agreement.

6.2	SIRTON shall store the Active Principle in compliance with the rules of GMP, the Technical Agreement and the other related production standards.

Finished Product

6.3
SIRTON shall ensure production of the Product, the primary and secondary packaging (i.e., including bar code labeling), quality control and market release of the Product in compliance with the specifications and all details described in the dossier authorized by the competent authorities. Moreover SIRTON shall immediately inform GENTIUM of any defect encountered in the Product before it is released (where defect is understood also as any off-spec Products). SIRTON shall not release to the market any defective Product and shall be the sole party responsible for any damage caused to GENTIUM and/or pursuant to non fulfillment of the latter obligation.

6.4	SIRTON shall perform packaging exclusively on the basis of the indications provided by GENTIUM regarding the forms to be produced (labels, illustrative sheets and bar code labeling).

Release of the Batch:

6.5	SIRTON shall be responsible for releasing the batches of Products and this shall be performed in compliance with the conditions outlined in the Technical Agreement.

Defective batches:

6.6
GENTIUM shall inspect the Batches received within 30 (thirty) days of their receipt and shall inform SIRTON of any irregularity in the quantity or quality of the Products. Said inspection shall be limited to the packaging of the Products and the information indicated in the packaging list. SIRTON shall not be responsible for defects which cannot be attributed to production, but it shall be responsible for transport and storage outside its own plants.

6.7
GENTIUM shall likewise inform SIRTON of hidden Product defects whenever they are found, throughout the entire validity of the Products themselves. Nevertheless, the Products shall be considered as accepted by GENTIUM when four (4) years have elapsed from the date of their receipt. SIRTON shall not be held responsible for hidden defects that cannot be identified through the process or laboratory controls, as defined in the Technical Agreement.

6.8	For the entire duration of the Contract, if any Batch defects are found, SIRTON shall pay GENTIUM an indemnity as detailed below:

(a)
with reference to the first defective Batch, SIRTON shall pay GENTIUM an indemnification equal to the amount agreed and the cost of the production of the Active Principle as reported in Attachment 2. In this case, the amount SIRTON is to pay as penalty shall be automatically detracted from the amount owed by GENTIUM;

(b)
with reference to all subsequent defective Batches, in addition to what is indicated at point (a) above, SIRTON shall also pay GENTIUM the damages incurred following the defective Batch, including the emerging damages such as those for lost income.

6.9
While what is indicated in Paragraph 6.8 above still holds, if a Batch presents a defect as indicated in Paragraphs 6.6 or 6.7 (the “Defect”), SIRTON shall recall and replace the damaged Batch (the “Damaged Batch”) within one (1) month of the date on which it received notification thereof from GENTIUM. All costs derived from recall and replacement shall be borne exclusively by SIRTON. SIRTON shall likewise assume full responsibility and stand surety before GENTIUM for all costs, damages or expenses derived, whether directly or indirectly, from the Damaged Batch.

6.10	While what is indicated in Paragraph 6.8 above still holds, if said Defect involves only a part of the Batch, SIRTON shall replace, at its own expense, only the quantities involved.

6.11
While what is indicated in Paragraph 6.8 above still holds, if defects are found in a Batch or part thereof, GENTIUM shall not be required to pay SIRTON the corresponding amount for said Batch, or the part thereof in which the defects were found. If the invoice for said Damaged Batch has already been issued, SIRTON shall issue a credit note for the pertinent amount.

6.12
If the Parties do not agree on the existence of a Defect, they shall mutually name an independent laboratory to examine the Batch in question. The decision made by said laboratory shall be binding on both Parties. All costs derived from said examination shall be borne by the unsuccessful Party. If the Parties are unable to agree mutually on the choice of the independent laboratory, they shall contact the Milan Chamber of Commerce which shall do so.

6.13	If the independent laboratory concludes that the Batch is Damaged, the provisions indicated above shall be applied.

Batch recall:

6.14
If GENTIUM decides to recall a Batch, (i) the Parties shall cooperate, working in good faith to define the measures to be taken, and (ii) SIRTON shall immediately initiate an analysis to determine the cause of the defect on the Batch.

6.15
The procedures to be followed in case of a Batch recall are specified in the Technical Agreement, attached to the present Contract. It remains agreed between the Parties that holder of the AIC, GENTIUM, is responsible for a market recall of a Batch.

6.16	As owner of the MA, GENTIUM has the right to recall a Batch at its own unquestionable discretion.

6.17	In case of a Batch recall due to:

•	SIRTON non-compliance with the Contract, applicable legislation, the Technical Agreement, the Dossiers or any other document related to execution of the present Contract;

•	Defects in quality control performed on the Components by SIRTON and which could, potentially, be identified by the controls indicated in the Technical Agreement,

SIRTON shall bear all costs for the recall and shall replace, at its own expense, the recalled Batch within thirty (30) days of the date of the recall.

SIRTON shall also reimburse GENTIUM for the production costs for the Active Principle used in processing the recalled Batch, as reported in Attachment 2, within sixty (60) days of the date of the recall, GENTIUM still having the right to request, and obtain, remuneration for greater damages.

6.18	SIRTON shall be responsible for destruction of the defective Batch and shall provide GENTIUM with a certificate of destruction including the following information:

•	Reference number of the Batch;

•	Name of the company that destroyed the product; and

•	The quantity of Products destroyed by SIRTON or by the company named to do so.

7 - INSPECTIONS

7.1
GENTIUM has the right, during normal working hours, to inspect the plants involved in carrying out the present Contract, even with the aid of outside consultants, sending SIRTON prior written notification at least 15 (fifteen) days in advance. During the course of said inspection, the inspectors shall have the right to survey the progress in the work performed by SIRTON and, in particular, to:

7.1.1	Inspect the plants and machinery used in Processing, packaging, storage and quality control of the Products and Components;

7.1.2	Check the qualification of the persons employed and how they use the machinery;

7.1.3	Evaluate all scientific techniques used by the SIRTON employees in performing the activities under the present Contract and the procedures used in production and in storage of the Product samples.

7.2	SIRTON agrees to grant the inspectors free access to the plants indicated in Paragraph 7.1 so that they can perform the checks indicated in the above-mentioned Paragraph.

7.3
SIRTON guarantees maximum commitment to ensure that, after receipt of an inspection report signed by an authorized GENTIUM representative, it shall intervene on all criticalities mentioned in said report, in compliance with GMP.

7.4
Both Parties have the right to inspect the plants of the Raw Materials and Components they are responsible for procuring, in compliance with the agreements made with said subjects, and, upon request from the other Party, they agree to produce the inspection report regarding inspection of said plants.

7.5
SIRTON shall not charge GENTIUM any amount for said inspections if they are performed on an annual basis and do not last more than two days. If, during the calendar year, more than one inspection is performed, or if the annual inspection requires more than two days, GENTIUM shall pay SIRTON Euro 1,500 for each additional day after the second or, Euro 6.000 for each additional inspection performed during the year. GENTIUM shall not be required to pay any amount if said additional inspection is required following major variation in the SIRTON plants or procedures.

8 -RESPONSIBILITIES

8.1	SIRTON shall be solely responsible for:

•	damages derived from Product defects that are created during the production process, when said Damages can be identified during the controls listed in the Technical Agreement;

•	damages derived from Product defects caused by storage of the Products within its own or third-party warehouses;

•	non-compliance, during the course of processing, with GMP or the specifications in the Dossiers.

SIRTON shall not be held responsible for Product defects which it is not itself responsible for, such as:

•	hidden defects in the primary and secondary packaging materials, when they could not have been detected by SIRTON.

•	Raw Materials non-conformities which could not be detected by normal analyses indicated in the pertinent certificates and which are not evident.

9 - FORCE MAJEURE

9.1
The Parties shall not be held responsible for non-fulfillment of the arrangements in the present Contract if said non-fulfillment is entirely due to the onset of unexpected events of force majeure. The Party invoking force majeure shall be relieved of its responsibility only for the duration of the event and shall make utmost effort to limit the effects of said event.

9.2	The Party affected by the event of force majeure shall immediately notify the other Party in writing, providing all details regarding said event.

9.3
If the force majeure situation extends for a period of more than 45 (forty-five) days from the date of receipt of said notification, the Parties shall determine, in good faith and by mutual agreement, what actions are to be undertaken regarding continuation of the Contract. If the event of force majeure makes it impossible to carry out the Contract for a period of 60 (sixty) or more days from the date of notification, both Parties shall have the right to withdraw from the present Contract without being required to pay any penalty. Said resolution shall go into effect on the date on which one of the Parties receives from the other Party written notification to this effect.

9.4
To the purposes of the present Article 9, by way of example which is by no means complete, the term force majeure is used for such events as: natural disasters, wars, abnormal weather conditions, revolutions, uprisings, government actions, fires, floods, national strikes, or other events beyond the control of the Parties such as problems related to the production materials supplier’s being unable to supply the quantities needed in the planned times.

10 - CONFIDENTIALITY

10.1
The Parties shall not release or divulge to third parties (either orally or in writing) any information acquired during negotiation and execution of the present Contract without prior written authorization to do so from the other party, nor shall they use the information for purposes not covered in the Contract.

10.2
The Parties shall agree to maintain the confidentiality of such information, limiting their divulging of said information solely to those working within their organization and only such information needed for the purposes of the present Contract; nevertheless, such transfer of information is contingent upon the Party’s informing its personnel of the confidential nature of said information. It remains understood that the Party divulging said information to its personnel shall ensure that they comply with the conditions in the present Contract.

10.3	The information shall not be considered of a confidential nature if the Party receiving said information can demonstrate any of the following circumstances:

10.3.1	At the time of transfer, said information is in the public domain or has become so not through no fault of the receiving Party;

10.3.2
The information had already been acquired by the receiving Party, prior to transfer, through its own studies and the Party in question did not have any direct or indirect access, nor did it use or have knowledge of said information prior to its being divulged;

10.3.3
The information must be divulged following a government or judiciary order, in which case the receiving Party agrees, where possible, to provide the other Party prior notification of said transfer of information.

11 - DURATION

The present Contract goes into effect at the moment it is signed by both Parties and shall have a duration of 2 (two) years starting from said date and shall be automatically renewed for 1 (one) additional year unless one of the Parties sends the other written notification at least 6 (six) months prior to the expiration date.

12 - TERMINATION OF THE CONTRACT

12.1
Each Party has the right to terminate the Contract if the other Party is responsible for breach of contract, noncompliance or non-fulfillment of its obligations without remedying the situation, within 60 (sixty) days from receipt of a registered letter with return receipt specifying the infraction on which the desire to terminate the Contract is based. If these conditions occur, the Party wishing to terminate the Contract shall have the right to do so, and this shall go into effect immediately when 60 (sixty) days have elapsed without any further notification.

12.2
Each Party shall have the right to terminate the present Contract if the other Party becomes insolvent, if a receivership order is issued against said Party or if a receiver, bankruptcy trustee or liquidator is named to handle, in part or in full, the assets and activities of the other Party.

12.3
GENTIUM has the right to terminate the present Contract, in compliance with Article 1456 of the Italian Civil Code, if any of the conditions listed below occur, and said termination shall become effective immediately, as soon as said condition occurs:

12.3.1	The status of SIRTON as a pharmaceutical company, or its authorization are revoked;

12.3.2	A MA is revoked by act issued by an Italian or foreign authority;

12.3.3
SIRTON delivers a batch that does not comply with the specifications in the Technical Agreement twice (two times) within a single contract year, impeding release of the drug in that Batch due to problems directly related to the SIRTON production process.

12.3.4	SIRTON makes modifications as per Paragraph 2.4 without promptly notifying GENTIUM.

12.4
All costs generated for termination of sale of the Products that are due to acts of commission or omission by GENTIUM in execution of the Contract shall be borne exclusively by GENTIUM. Likewise, all costs generated for termination of sale of the Products that are due to acts of commission or omission by SIRTON in execution of the Contract shall be borne exclusively by SIRTON.

12.5	Following effective termination of the present Contract for any reason whatsoever:

12.5.1	GENTIUM reserves the right to take back the Active Principle previously supplied to a SIRTON during execution of the Contract;

12.5.2	Orders which were placed and confirmed, in compliance with Paragraph 4.2, prior to the date of termination and for which production was initiated prior to said date, shall remain valid;

12.5.3
GENTIUM shall recover all production materials (packaging and otherwise) for the Products that SIRTON had purchased on the basis of the order forecasts. The price of said materials shall be the average purchase price.

12.5.4
SIRTON shall be required, within 15 (fifteen) days of effective termination of the present Contract, to return to GENTIUM all documentation (including all copies, reproductions and written abstracts) provided by GENTIUM for the Contract and it shall return to GENTIUM all specimens, samples used in the stability studies, the results of said studies and any other documentation (or copies, reproductions and written abstracts thereof) prepared by SIRTON in execution of the present Contract.

12.5.5	Articles 6, 8.1, and 10, remain in force.

13 - PHARMACOVIGILANCE

As soon as it becomes aware of the occurrence of any direct adverse reaction that could involve the Products covered by the present Contract, including any notified lack of effect, overdose, abuse or improper use of the product or adverse events occurring during pregnancy or nursing, SIRTON shall inform GENTIUM in writing within 24 (twenty-four) hours of the occurrence.

14 - NOTES

All correspondence regarding the Contract provided or sent by the Parties shall, unless indicated otherwise, be in written form and shall be sent by registered letter with return receipt or by fax (followed by registered letter) to the addresses indicated below; said correspondence shall become effective at the moment of receipt:

GENTIUM	SIRTON
Mr. Salvatore Calabrese	Mr. Sauro Carsana

Piazza XX Settembre, 2,	Piazza XX Settembre, 2,
I - 22079 Villa Guardia (CO),	I - 22079 Villa Guardia (CO),
ITALY,	ITALY,

Fax: 0039 / 031/ 385 241	Fax: 0039/031/481784

15 - DOCUMENTATION

15.1
GENTIUM has the right to provide SIRTON with copies of the documents regarding Processing. SIRTON shall use these documents exclusively to perform said Processing and shall not for any reason whatsoever, sell, lend, use as pledge/warranty or destroy the documents supplied.

15.2	SIRTON shall answer for all documentation supplied as indicated in Paragraph 15.1 for the entire duration of the Contract and its extensions.

15.3
All documentation (as well as any copies, reproductions and written abstracts thereof) made available to SIRTON by GENTIUM, during the course of the Contract and its extensions, shall remain the property of GENTIUM and shall be returned to GENTIUM within 15 (fifteen) days of termination of the Contract, no matter what the reason for said termination.

15.4	Where necessary, the Parties pledge to mutually provide, free of any charge, any type of documentation useful in preparing any dossiers required by the national and international regulatory bodies.

16 - WAIVER

Omission or delay of either party in exercising a right or forwarding a request shall not be interpreted or effective as a waiver. Likewise, if a right or request is exercised individually or advanced in part, this shall not preclude complete exercising of the same.

17 - MODIFICATIONS

17.1	No modification or integration of the present Contract shall be held valid and binding on the Parties unless it is in writing and signed by both Parties.

17.2
If a Paragraph or Article of the present Contract is deemed invalid or not applicable, in full or in part, because it is contrary to law, said Paragraph and Article shall be eliminated from the Contract and said elimination shall not be applied to the other Articles of the present Contract, which shall remain in force. Where necessary, the parties shall meet to decide, in good faith, on a modification to the Contract that is acceptable to both.

18 - INTEGRITY OF THE CONTRACT

The present Contract, including its Attachments, constitutes the full contract between the Parties regarding the object involved, and replaces all other previous oral or written agreements, understandings and pacts regarding the same object.

19 - JURISDICTION AND APPLICATION OF LAW

19.1	Interpretation, validity and execution of the Contract shall be governed by Italian law.

19.2	The Parties agree, in case of controversy over interpretation, execution or termination of the Contract, to undertake all measures to reach an amicable solution.

19.3
If the Parties are unable to reach an amicable solution, all disputes or controversies that arise during the course of or subsequent to execution of the Contract and related to the Contract shall be resolved in the Court of Milan.

SIGNED by the Parties in the person of an authorized representative and issued in no. 2 (two) original copies.

Villaguardia, November 30, 2007.

SIRTON PHARMACEUTICALS SpA	GENTIUM S.p.A.

/s/ Mr. Sauro Carsana	/s/ Mr. Salvatore Calabrese

ATTACHMENT 1

PRODUCTS

Prociclide 21 capsules 400 mg	AIC 026111056
Prociclide 10 ampoules 200 mg	AIC 026111029

Noravid 21 capsules 400 mg	AIC 026026052
Noravid 10 ampolues 200mg	AIC 026086025

ATTACHMENT 2

PRICES

Product	Price in EURO
Prociclide/Noravid ampoules	Price: 2.40 Euro/package Standard production batch: 9,300 packages of 10 ampoules. Optical bar code labeling (cost 0.03 Euro per package).

Prociclide/Noravid capsules	Price: 1.05 Euro/package Standard production batch: 46,000 packages of 21 capsules.

Price: 1.09 Euro/package Standard production batch: 23,000 packages of 21 capsules.

Optical bar code labeling (cost 0.03 Euro per pouch)

The Parties agree that the reference production cost for the Active Principle, defibrotide, is set at Euro 660.00 kg.

ATTACHMENT 3

TECHNICAL AGREEMENT

[Intentionally omitted]

ATTACHMENT 4

DECREE OF AUTHORIZATION FOR CERTIFIED PRODUCTION SITE GMP

[Intentionally omitted]